EXHIBIT 12

WASHINGTON REAL ESTATE INVESTMENT TRUST

Computation of Ratios

(In thousands)

Earnings to fixed charges ratio:

	Q2 2010	Q2 2009	YTD 2010	YTD 2009
Income from continuing operations	$6,675	$5,866	$11,552	$15,894
Additions:
Fixed charges
Interest expense	17,013	19,316	34,078	38,997
Capitalized interest	349	335	692	658

	17,362	19,651	34,770	39,655
Deductions:
Capitalized interest	(349)	(335)	(692)	(658)
Net income attributable to noncontrolling interests	(27)	(52)	(76)	(101)

Adjusted earnings	$23,661	$25,130	$45,554	$54,790

Fixed charges (from above)	$17,362	$19,651	$34,770	$39,655
Ratio of Earnings to Fixed Charges	1.36	1.28	1.31	1.38

Debt service coverage ratio:

	Q2 2010	Q2 2009	YTD 2010	YTD 2009
Net income attributable to the controlling interests	$14,994	$13,090	$20,210	$23,941
Additions:
Interest expense	17,013	19,316	34,078	38,997
Real estate depreciation and amortization	23,669	23,508	47,277	46,810
Non-real estate depreciation	274	306	546	611

	40,956	43,130	81,901	86,418
Deductions:
Gain on sale of real estate	(7,942)	(6,674)	(7,942)	(6,674)
Loss (gain) on extinguishment of debt	—	(1,219)	42	(7,064)
Gain from non-disposal activities	—	—	—	—

Adjusted EBITDA	$48,008	$48,327	$94,211	$96,621

Debt service
Interest expense	$17,013	$19,316	$34,078	$38,997
Principal amortization	1,082	1,019	2,190	1,894

	$18,095	$20,335	$36,268	$40,981
Debt service coverage ratio	2.65	2.38	2.60	2.36